Exhibit K

STRICTLY CONFIDENTIAL

EXECUTION VERSION

INTERIM INVESTORS AGREEMENT

This INTERIM INVESTORS AGREEMENT (the “Agreement”) is made as of April 30, 2022, by and among (i) Multelements Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), (ii) Diversefuture Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), (iii) Mr. Baoli Ma (the “Founder”), and (iv) each of the persons set forth in Schedule I hereto (together with the Founder, each an “Investor” and collectively the “Investors” and, together with Parent and Merger Sub and other parties that join this Agreement by executing a joinder in substantially the form of Exhibit A attached hereto, each a “Party” and collectively the “Parties”).

RECITALS

WHEREAS, the Founder and an Affiliate of Metaclass Management ELP (“Sponsor”) entered into that certain consortium agreement dated as of January 2, 2022 (the “Consortium Agreement”), pursuant to which the parties thereto proposed to undertake an acquisition transaction with respect to BlueCity Holdings Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”);

WHEREAS, each of the Investors set forth on Schedule I hereto (other than the Founder and the Sponsor) intends to become member of the consortium in connection with the acquisition transaction as contemplated by the Consortium Agreement by executing this Agreement;

WHEREAS, on the date hereof, the Company, Parent and Merger Sub executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (as defined in the Companies Law) (the “Surviving Company”);

WHEREAS, on the date hereof, Metaclass Management ELP (the “EC Investor”) has executed a letter agreement in favor of Parent (the “Equity Commitment Letter”), pursuant to which the EC Investor agreed, subject to the terms and conditions set forth therein, purchase, or cause the purchase of, for cash, subject to terms and conditions thereof, equity securities of Parent, up to the aggregate amount set forth therein (the “Equity Commitment”), at or prior to the Effective Time in connection with the Merger;

WHEREAS, on the date hereof, BlueCity Media Limited, Aviator D, L.P. and Rainbow Rain Limited (collectively, the “Rollover Shareholders”) have entered into a support agreement (the “Support Agreement”) with Parent and the Company, pursuant to which, among other things, each Rollover Shareholder agreed, upon the terms and subject to the conditions of the Support Agreement, to vote in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement at any annual or general meeting of the shareholders of the Company and to contribute the Rollover Shares (as defined in the Support Agreement) to the Merger Sub in consideration for certain Parent Shares (as defined in the Support Agreement) at the Effective Time in connection with the Merger based on the same per share consideration as provided in the Merger Agreement;

WHEREAS, on the date hereof, Metaclass Management ELP (the “Guarantor”) executed a limited guarantee in favor of the Company (the “Guarantee”), pursuant to which the Guarantor agreed, subject to the terms and conditions set forth therein, to guarantee certain payment obligations of Parent and Merger Sub under the Merger Agreement; and

WHEREAS, the Parties wish to agree to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Parties with respect to the Merger Agreement, the Equity Commitment Letter, the Support Agreement and the Guarantee, and the transactions contemplated thereby.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the Parties hereby agree as follows:

ARTICLE I
definitions

Section 1.1      Definitions. Certain terms are used in this Agreement as specifically defined herein. Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, for the avoidance of doubt, with respect to an Investor, any affiliated investment funds of such Investor or any investment vehicles of such Investor or such funds; provided, however, that with respect only to Investors that are private equity, secondary, sovereign or other funds in the business of making investments in portfolio companies managed independently, no portfolio company of any such Investor or its Affiliates (including any portfolio company of any affiliated investment fund or investment vehicle of such Investor or such funds) shall be deemed to be an Affiliate of such Investor; provided, further, that the Founder Parties and any subsidiaries of the Founder Parties (on the one hand) and the Company and any subsidiaries of the Company (on the other hand) shall not be deemed to be Affiliates of each other.

“Commitment”, with respect to any person, means the Equity Commitment and/or the Rollover Commitment, as applicable, of such person (or such person’s Affiliate), as set out against the name of such person (or such person’s Affiliate) on Schedule I hereto.

“Confidential Information” means all written, oral or other information obtained in confidence by one Investor from any other Investor in connection with this Agreement or the Transactions, unless such information (a) is already or becomes known to the receiving Investor prior to the disclosure thereof by the disclosing Investor, (b) is provided to the receiving Investor by a third party which is not known by such receiving Investor to be bound by a duty of confidentiality to the disclosing Investor, (c) is or becomes publicly available other than through a breach of this Agreement by such receiving Investor, or (d) is developed independently by or for the receiving Investor without using any Confidential Information.

“Consortium Advisors” means any legal, financial or other advisors or consultants jointly engaged by the Investors, including those listed on Exhibit B hereto.

“Founder Holdco” means BlueCity Media Limited, a company incorporated under the laws of the British Virgin Islands.

“Founder Parties” means the Founder and the Founder Holdco.

“Investor Advisors” means any legal, financial or other advisors or consultants, other than the Consortium Advisors, retained by an Investor to provide separate representation in connection with specific issues arising out of the Transactions, including those listed on Exhibit C hereto.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Representative” of a person means that person’s officers, directors, employees, accountants, counsel, financial advisors, consultants, other advisors, general partners, limited partners and sources or prospective sources of equity or debt financing.

“Requisite Investors” means the Founder and the Sponsor, acting unanimously, and each shall be referred to individually as a “Requisite Investor”; provided, that if either the Founder or the Sponsor, as the case may be (but not both of them), becomes and remains a Failing Investor, then the Founder (if he is a Closing Investor) or the Sponsor (if it is a Closing Investor), as the case may be, shall alone be the Requisite Investors for all purposes of this Agreement.

“Rollover Commitment” means the value of a Rollover Shareholder’s Rollover Shares that will be contributed to Parent in exchange for Parent Shares under the Support Agreement.

“Transaction Documents” means the Merger Agreement, this Agreement, the Support Agreement, the Guarantee, the Equity Commitment Letter and any other documents delivered in connection with the foregoing.

ARTICLE II
AGREEMENTS AMONG THE INVESTORS

Section 2.1      Actions Under the Merger Agreement. The Requisite Investors acting jointly may cause Parent and Merger Sub to take any action or refrain from taking any action in order to comply with their obligations, satisfy their closing conditions or exercise their rights under the Merger Agreement or any other action with respect to the Merger Agreement, including, without limitation, determining that the conditions to closing specified in Sections 8.01, 8.02 and 8.03 of the Merger Agreement (the “Closing Conditions”) have been satisfied, waiving compliance with any agreement or condition in the Merger Agreement, including any Closing Condition, amending or modifying the Merger Agreement and determining to close the Merger; provided, however, that the Requisite Investors may not cause Parent or Merger Sub to amend the Merger Agreement in a way that by its terms has an impact, economic or otherwise, on any Investor that is disproportionate to the impact, economic or otherwise, on the other Investors in a manner that is materially adverse to such Investor without such Investor’s prior written consent. Parent and Merger Sub shall not, and the Requisite Investors shall not permit Parent or Merger Sub to, determine that the Closing Conditions have been satisfied, waive compliance with any agreement or condition in the Merger Agreement, including any Closing Condition, amend or modify the Merger Agreement or determine to close the Merger unless such action has been approved in advance in writing by each of the Requisite Investors. Parent and Merger Sub agree not to take any action with respect to the Merger Agreement, including granting or withholding any waiver or entering into any amendment, unless such action is taken in accordance with this Agreement.

Section 2.2      Participation in the Transaction. Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub shall not, and the Requisite Investors shall not permit Parent or Merger Sub to, (a) modify or amend the Merger Agreement so as to increase or modify, in a manner materially adverse to Parent, Merger Sub or the Investors, the form or amount of the Merger Consideration (including by waiver of a material breach of the Company’s representation and warranty regarding its capitalization), or (b) modify or waive, in a manner materially adverse to Parent, Merger Sub or the Investors, any provisions of the Merger Agreement relating to the Parent Termination Fee or the aggregate cap on monetary damages recoverable by the Company, in each case, without the consent of each Requisite Investor. For the avoidance of doubt, in no event shall the EC Investor’s maximum amount of Equity Commitment be increased without the prior written consent of the EC Investor or an Affiliate thereof which is a party to this Agreement or the Maximum Amount (as defined in the Guarantee) be increased without the prior written consent of the Guarantor or an Affiliate thereof which is a party to this Agreement.

Section 2.3      Equity Financing. Parent shall, at the direction of any Requisite Investor, enforce the provisions of the Equity Commitment Letter in accordance with the terms of the Merger Agreement and the Equity Commitment Letter. The EC Investor shall be entitled to receive by itself, or to designate one or more Affiliates to receive, for its Commitment such number of Parent Shares set forth opposite its name on Schedule I hereto (as adjusted in accordance with this Agreement, the “Equity Shares”), and having the terms set forth herein. The EC Investor shall comply with its obligation under the Equity Commitment Letter; provided, that no other Investor shall have an independent right to enforce an Equity Commitment Letter against the EC Investor.

Section 2.4      Support Agreement. Parent shall, at the direction of any Requisite Investor, enforce the provisions of the Support Agreement in accordance with the terms of the Merger Agreement and the Support Agreement, and none of Parent, Merger Sub and the Rollover Shareholders may modify, amend or waive any provision in the Support Agreement without the prior written consent of each of the Requisite Investors. The Founder and each Investor shall (if it is a Rollover Shareholder) and shall cause each of its Affiliates that is a Rollover Shareholder (if any) to comply with such Rollover Shareholder’s obligations under the Support Agreement; provided, that no Rollover Shareholder or EC Investor shall have an independent right to enforce any Support Agreement against another Rollover Shareholder.

Section 2.5      Shareholders Agreement; Appointment of Directors.

(a)            Each Party agrees to negotiate in good faith with the other Parties with respect to, and enter into, concurrently with the Closing, a Shareholders Agreement or other definitive agreements containing, customary terms including (and that are, subject to changes mutually agreed by the Requisite Investors, consistent with) the terms set forth on Exhibit D hereto. In the event that the Parties are unable to agree on the terms of the Shareholders Agreement, the terms set forth on Exhibit D hereto shall govern with respect to the matters set forth therein following the Closing and until such time as the Parties (and/or their respective Affiliates) enter into a Shareholders Agreement.

(b)            Prior to and until the Closing, each Requisite Investor shall have the right to designate one director to the board of directors of each of the Parent and Merger Sub (the “Boards”), notwithstanding anything to the contrary in the articles of association of Parent or Merger Sub, and each Board shall operate on the basis of unanimity and shall require the consent of all directors to take any action. Any Requisite Investor whose participation in the Transactions has been terminated shall (a) cause any person that it has designated as a director on the Boards to resign from such position, and (b) automatically cease to have any control or governance rights, or any decision making authority, with respect to the Parent and Merger Sub.

Section 2.6      Consummation of the Transactions. In the event that the Closing Conditions are satisfied or validly waived (subject to the requirements in Section 2.1 and Section 2.2) and the Requisite Investors determine to close the Merger, the Requisite Investors may, acting jointly, terminate the participation in the Transactions of any Investor that does not (or whose Affiliate does not) fulfil its Commitment or that asserts (or whose Affiliate asserts) in writing its or its Affiliate’s unwillingness to fulfil its Commitment (a “Failing Investor”); provided, that such termination shall not affect the rights of the Closing Investors (as defined below) or Parent against such Failing Investor or its Affiliates, as applicable, with respect to such failure or declination to fulfil its Commitment, which rights shall be as provided in Section 3.4 and Section 3.5 (in addition to any rights of the Closing Investors or Parent pursuant to any other agreement). In the event the Requisite Investors terminate a Failing Investor’s participation in the Transactions, (x) the amount of such Failing Investor’s Commitment shall first be offered to the EC Investor (unless the EC Investor is the Failing Investor); (y) if the EC Investor accepts less than all of the Failing Investor’s Commitment after offer is made pursuant to clause (x) above, or if the EC Investor is the Failing Investor, then the Failing Investor’s Commitment will be offered to all other Investors (other than any Failing Investor or any EC Investor who declines to accept the full portion of such Commitment, or any Affiliate of the foregoing) in such amounts as may be jointly determined by the Requisite Investors; and (z) if there remains any outstanding portion of such Failing Investor’s Commitment after the offer is made pursuant to clause (y) above, then such outstanding portion may be offered to new investors in such amounts as may be jointly determined by the Requisite Investors.

Section 2.7      Company Termination Fee and Expenses. Any Company Termination Fee paid by the Company or any of its Affiliates pursuant to Section 9.02(b) of the Merger Agreement and any costs and expenses reimbursed by the Company or its Affiliates, after making adequate provisions for the payment or reimbursement of Consortium Transaction Expenses (as defined below) pursuant to Section 2.8, shall be promptly paid by Parent to the Guarantor or its respective designees, unless the Guarantor or its Affiliate is a Failing Investor at the time of termination of the Merger Agreement.

Section 2.8      Expense Sharing.

(a)            Upon consummation of the Transactions and from time to time thereafter, Parent shall cause the Surviving Company to reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their and their Affiliates’ out-of-pocket costs and expenses incurred in connection with the Transactions (the “Consortium Transaction Expenses”), including, without limitation, (i) the reasonable fees, expenses and disbursements of the Consortium Advisors and the Investor Advisors listed in Exhibit C hereto, but excluding any fees, expenses and disbursements payable to any other Investor Advisors unless such fees, expenses and disbursements are agreed to in advance by the Requisite Investors in writing, and (ii) any costs and expenses incurred by any Investor or its Affiliates (other than Parent, Merger Sub, the Company and its subsidiaries) or the attorneys thereof in connection with defending, being a witness in or participating in an Action relating to or arising from the Transactions, including without limitation, responding to any subpoenas, regulatory requests or any other judicial or regulatory process or orders.

(b)            If the Merger Agreement is terminated prior to the Closing (and Section 2.8(c) does not apply), the Sponsor shall pay in a timely manner all of the Consortium Transaction Expenses and the Parent Termination Fee to be paid by the Parent pursuant to Section 9.02 of the Merger Agreement (if any). Notwithstanding the foregoing, the fees, expenses and disbursements of any Investor Advisors to any Investor other than the Founder and the out-of-pocket costs and expenses incurred in connection with any due diligence investigation conducted by any Investor other than the Founder with respect to the Company, including any fees, expenses and disbursements payable to any Investor Advisors retained for such purposes, shall be borne solely by the applicable Investor retaining such Investor Advisors.

(c)            If the failure of the Transactions to be consummated prior to termination of the Merger Agreement results from the unilateral breach of this Agreement, the Support Agreement or the Equity Commitment Letter by one or more Investors, then the breaching Investor or Investors shall be responsible to pay the full amount of the Consortium Transaction Expenses and reimburse Parent, each non-breaching Investor and the Affiliates of such non-breaching Investor (other than the Company and its subsidiaries), as the case may be, for the Parent Termination Fee paid by Parent pursuant to Section 9.02 of the Merger Agreement and all of their other out-of-pocket costs and expenses (including any amounts payable by the Guarantor in respect of the Guarantee) incurred in connection with the Transactions, including the reasonable fees, expenses and disbursements of the Investor Advisors, without prejudice to any claims, rights and remedies otherwise available to such non-breaching Investor and its Affiliates.

(d)            The obligations pursuant to this Section 2.8 shall remain in full force and effect whether or not the Merger is consummated, and shall survive the termination of the other terms of this Agreement in accordance with Section 3.1.

Section 2.9      Notice of Closing; Notices. Parent shall use its commercially reasonable efforts to provide each Investor with at least ten (10) Business Days’ prior notice of the Closing Date under the Merger Agreement; provided that the failure to provide such notice shall not relieve an Investor or its Affiliates of their obligations under this Agreement, the Equity Commitment Letter, the Guarantee or the Support Agreement, as applicable. Any notices received by Parent pursuant to Section 10.04 of the Merger Agreement shall be promptly provided by Parent to each Investor at the address set forth in such Investor’s (or its Affiliate’s) Equity Commitment Letter or Support Agreement. All other notices and communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail or on the next business day if transmitted by international overnight courier, in each case, to the respective Parties at the address for each Party set forth in such Party’s (or its Affiliate’s) Equity Commitment Letter or Support Agreement. The Requisite Investors shall keep the other Investors reasonably informed of any material developments regarding the transactions contemplated by the Merger Agreement and the other transactions contemplated by the Equity Commitment Letter, Limited Guarantee, Support Agreement or hereby, and shall use its reasonable efforts to notify the other Investors hereto promptly of any such material development in connection herewith or therewith.

Section 2.10      Representations and Warranties; Covenant.

(a)            Each Investor hereby represents and warrants to the other Investors that it has not entered into any agreement, arrangement or understanding with any other Investor, any other potential investor, group of investors, or the Company with respect to any matters or transactions similar to those contemplated by this Agreement and the Merger Agreement, other than the agreements expressly contemplated by this Agreement (including exhibits), the Support Agreement and the Merger Agreement.

(b)            Until this Agreement is terminated pursuant to Section 3.1, without the prior approval of the Requisite Investors, no Investor shall, and each Investor shall cause its Affiliates not to, enter into any agreement, arrangement or understanding or have discussions with any other potential investor or acquirer, group of investors or acquirers, or the Company or any of its Representatives with respect to any matters or transactions similar to those contemplated by this Agreement and the Merger Agreement or any other similar transaction involving the Company; provided, that this Section 2.10(b) shall not limit or restrict the Founder in acting in his capacity as an officer and/or a director of the Company (and not in his capacity as a Representative of a shareholder or its Affiliate) and exercising his fiduciary duties and responsibilities in his or her capacity as such; provided, further, that notwithstanding anything to the contrary in this Agreement and irrespective of when this Agreement is terminated pursuant to Section 3.1, this Section 2.10(b) shall apply to an Investor that is a Failing Investor for a period of one year following such Investor becoming a Failing Investor. Notwithstanding anything to the contrary in this Section 2.10(b), (a) the Founder shall be permitted to take any action permitted by Section 6.02 of the Merger Agreement to the extent he is acting in his capacity as a Representative of the Company and (b) to the extent (i) the Company, the Company Board or the Special Committee specifically requests that the Founder cooperate in respect of a bona fide written proposal or offer regarding a Competing Proposal that was not made, sought, initiated, solicited, knowingly encouraged, knowingly facilitated or joined by such Founder or his Affiliates, and (ii) the Company or its Representatives are permitted to take such action by Section 6.02 of the Merger Agreement, the Founder may provide such cooperation.

(c)            Each of Parent and Merger Sub hereby represents and warrants to each of the Investors that it was formed solely for purposes of engaging in the Transactions and has not conducted any business prior to the date hereof, and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than pursuant to those incident to its formation and capitalization pursuant to the Merger Agreement and the Transactions. Each Investor hereby represents, warrants and covenants to the other Investors that it has not, and prior to the Effective Time, will not, cause Parent or Merger Sub to take any action inconsistent with the representations and warranties of Parent or Merger Sub in this Section 2.10(c).

(d)            Each of Parent and Merger Sub hereby represents, warrants and covenants to each of the Investors that it has not entered, and prior to the Closing will not enter, into any agreement, arrangement or understanding of any kind with any person that grants such person any right not provided to such Investor, except, in all cases, agreements or arrangements entered into by Parent or Merger Sub with the consent of the Requisite Investors.

Section 2.11      PR Coordination. No announcements or other public statement regarding the subject matter of this Agreement shall be issued or made by Parent, Merger Sub or any Investor or any of their respective Affiliates and Representatives without the prior written consent of the Requisite Investors, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements or statements are required by applicable Law, a court of competent jurisdiction, a regulatory body or securities exchange, and then only after the form and terms of such announcements or statements have been notified to the Requisite Investors and the Requisite Investors have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable. Notwithstanding the foregoing, each Investor may make any Schedule 13D filings, or amendments thereto, in respect of the Company that such Investor reasonably believes is required under applicable Law without the prior written consent of the other Investors, provided that each such Investor shall coordinate with the other Investors in good faith regarding the content and timing of such filings or amendments in connection with the Transactions.

Section 2.12      Confidentiality. Except as permitted under this Section 2.12 or Section 2.13, each Investor (the “Recipient”) shall not, and shall direct his, her or its Affiliates and the Representatives of the foregoing not to, disclose any Confidential Information obtained from a disclosing Investor without the prior written consent of such disclosing Investor; provided that the Recipient may disclose any Confidential Information to its Affiliates and any of the Representatives of the foregoing who, in each case, (prior to such disclosure) have agreed with the Recipient to maintain the confidentiality of such Confidential Information as set out herein or are otherwise bound by applicable law or rules of professional conduct to keep such information confidential. Each Investor shall not and shall direct its Affiliates and the Representatives of the foregoing to whom Confidential Information is disclosed not to, use any Confidential Information for any purpose other than exclusively for purposes of this Agreement or the Transaction.

Section 2.13      Permitted Disclosures. An Investor may make disclosures of Confidential Information (a) if required by applicable Laws or the rules and regulations of any securities exchange or Governmental Entity of competent jurisdiction over an Investor, but only after the form and terms of such disclosure have been provided to the other Investors and the other Investors have had a reasonable opportunity to comment thereon, in each case to the extent legally permissible and reasonably practicable; or (b) if the information is publicly available other than through a breach of this Agreement by such Investor, any of his, her or its Affiliates or any of the Representatives of the foregoing.

Section 2.14      Approvals. Subject in all respects to the limitations in the Merger Agreement, each Investor shall use reasonable best efforts and provide all cooperation as may be reasonably requested by the Requisite Investors to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Requisite Investors, desirable for the consummation of the Transactions.

Section 2.15      Required Information. Each Investor, on behalf of itself and its Affiliates, agrees to promptly provide to Parent (consistent with the timing required by the Merger Agreement or applicable Law, as applicable) any information regarding such Investor (or its Affiliates) that Parent (at the direction of the Requisite Investors) reasonably determines upon the advice of outside legal counsel is required to be included in (i) the Schedule 13E-3 or (ii) any other filing or notification with any Governmental Entity in connection with the Transactions, including the Merger, this Agreement, the Equity Commitment Letter, the Guarantee, the Support Agreement or any other agreement or arrangement to which it (or any of its Affiliates) is a party relating to the Transactions. Each Investor shall reasonably cooperate with Parent in connection with the preparation of the foregoing documents to the extent such documents relate to such Investor (or any of its Affiliates). Each Investor agrees to permit the Company to publish and disclose in the Schedule 13E-3 (including all documents filed with the SEC in accordance therewith), its and its respective Affiliates’ identity and beneficial ownership of Shares, ADSs or other equity securities of the Company and the nature of such party’s commitments, arrangements and understandings under this Agreement, the Equity Commitment Letter, the Guarantee, the Support Agreement or any other agreement or arrangement to which it (or any of its Affiliates) is a party relating to the Transactions (including a copy thereof), to the extent required by applicable Law or the SEC (or its staff). Prior to the filing of the Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Parent shall (i) provide each Investor with a reasonable period of time to review and comment on such document or response and (ii) consider in good faith all additions, deletions or changes reasonably proposed by each Investor in good faith. Each Investor hereby represents and warrants to Parent and the Requisite Investors as to itself and its Affiliates, as applicable, that, solely with respect to any information supplied by such Investor or its Affiliates in writing pursuant to this Section 2.15, none of such information supplied or to be supplied by such Investor or its Affiliates for inclusion or incorporation by reference in the Schedule 13E-3 to be filed with the SEC will, at the time of such filing with the SEC, or at the time of filing with the SEC of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If required under applicable Law or requested by applicable Governmental Entities following the time that all of the relevant facts and circumstances of the involvement of an Investor (and its Affiliates) in the Transactions are provided to such Governmental Entities and such Investor has had a reasonable amount of time (taking into consideration the status of the applicable Governmental Entity’s clearance of other related documents and filings relating to the Transactions) to present and explain its positions with the applicable Governmental Entity, such Investor agrees to join (and to cause its Affiliates to join) as a filing party to any Schedule 13E-3 filing discussed in the preceding sentence.

ARTICLE III
MISCELLANEOUS

Section 3.1      Effectiveness. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Section 2.6, Section 2.7, Section 2.8, Section 2.10(b) (solely to the extent such provision contemplates survival following termination), and ARTICLE III which shall remain in effect indefinitely and Section 2.11, Section 2.12 and Section 2.13 which shall remain in effect until the date which is twelve (12) months after the termination of this Agreement) upon the earlier of the Effective Time and the termination of the Merger Agreement pursuant to Article IX thereof; provided that Section 2.5(a) shall remain in effect if this Agreement is terminated upon the Effective Time until a Shareholders Agreement or other definitive agreement containing customary terms including (and that are, subject to mutually agreed changes, consistent with) the terms set forth on Exhibit D hereto is duly executed by the Investors (and/or their respective Affiliates) in accordance with Section 2.5(a); provided, further, that any liability for failure to comply with the terms of this Agreement shall survive such termination.

Section 3.2      Amendment; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each Investor. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Investor against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Investor in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 3.3      Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 3.4      Remedies. The Parties agree that, except as provided herein, this Agreement will be enforceable by all available remedies at law or in equity (including, without limitation, specific performance), provided that this Agreement may only be enforced against an Investor by Parent or Merger Sub, acting at the direction of the Requisite Investors. In the event that Parent determines to enforce the provisions of the Equity Commitment Letter or the Support Agreement, in each case, in accordance with this Agreement, and the Requisite Investors are prepared to (a) cause Parent and Merger Sub to consummate the Merger in accordance with this Agreement, (b) fulfill their (or their Affiliates’) obligations under the Support Agreement and (c) fulfill their (or their Affiliates’) Commitments immediately prior to the Closing, as evidenced in writing to the other Investors (the Investors who are so prepared, the “Closing Investors”), but one or more Investors fails to fulfil its (or cause to be fulfilled its Affiliates’) Commitment or provides written notice that it or its Affiliates will not fulfil its or their Commitment, or fails to fulfill its (or its Affiliates’) obligations under the applicable Support Agreement or provides written notice that it (or its Affiliates) will not fulfill its or their obligations under the Equity Commitment Letter or Support Agreement, as applicable, the Parties agree that the Closing Investors shall be entitled, in their discretion, to either (i) specific performance of the terms of this Agreement and the Equity Commitment Letter or the Support Agreement, as applicable, together with any costs of enforcement incurred by the Closing Investors in seeking to enforce such remedy or (ii) payment by the Failing Investors in an amount equal to the aggregate damages (including any amounts payable by the Guarantor in respect of the Guarantee) incurred by such Closing Investors and their Affiliates that are the EC Investor, Rollover Shareholders or Guarantor. If Parent, acting at the direction of the Requisite Investors, determines to enforce the remedy described in the preceding sentence against any Failing Investor, it must do so against all Failing Investors. If there are multiple Failing Investors, each Failing Investor’s portion of the total obligations hereunder shall be the amount equal to the product of (x) the amounts due from all Failing Investors hereunder (including the value of any Rollover Shares) multiplied by (y) a fraction of which the numerator is such Failing Investor’s and its Affiliates’ Commitment and the denominator is the sum of all Failing Investors’ and their Affiliates’ Commitments. Notwithstanding anything to the contrary contained herein, from and after the time an Investor becomes a Failing Investor, the approval or consent of such Failing Investor shall not be required for any purpose under this Agreement; provided, any Failing Investor that participates in the Transactions as a result of the Closing Investors exercising their rights to seek specific performance pursuant to this Section 3.4 shall no longer be deemed a Failing Investor and his, her or its approval or consent rights shall be restored, in each case as of the date such Failing Investor and its Affiliates fulfil their Commitment in full.

Section 3.5      No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Investors may be partnerships, limited liability companies, corporations or other entities, Parent, Merger Sub and each Investor covenant, agree and acknowledge that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against and no personal liability shall attach to, any former, current or future direct or indirect holder of any equity, general or limited partnership or limited liability company interest, controlling person, management company, portfolio company, incorporator, director, officer, employee, agent, advisor, attorney, representative, Affiliate (other than any permitted assignee under Section 3.9), members, managers, general or limited partners, shareholders, stockholders, representatives, successors or assignees of any Investor or any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, attorneys, representatives, Affiliates (other than any permitted assignee under Section 3.9), members, managers, general or limited partners, shareholders, stockholders, successors or assignees of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, for any obligation of any Investor or its Affiliates under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation (in each case other than against parties to this Agreement or such other document or instrument as expressly provided therein).

Section 3.6      Governing Law; Jurisdiction.

(a)            This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New York.

(b)            Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)            Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in Section 3.6(b), any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the laws of the State of New York.

(d)            Each of the Parties irrevocably consents to service of process in the manner provided for notices in Section 10.04 of the Merger Agreement and in the case of each Investor at the address set forth in such Investor’s Equity Commitment Letter or Support Agreement, as applicable. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 3.7      Exercise of Rights and Remedies.

(a)            Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)            The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages alone would not be an adequate remedy for such damages from any actual or threatened breach of this Agreement. Except as set forth in this Section 3.7, each Party shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a Party.

(c)            The Parties’ right of specific enforcement is an integral part of the transactions contemplated hereby and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 3.7. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 3.7.

Section 3.8      Other Agreements. This Agreement and the agreements referenced herein constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the Parties or any of their Affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms. In the event of any conflict between the provisions of this Agreement and the provisions of such other agreements as are referenced herein (including, for the avoidance of doubt, any provisions of the Equity Commitment Letter or the Guarantee), the provisions of this Agreement shall prevail.

Section 3.9      Assignment; No Third-Party Beneficiaries. Other than as provided herein, this Agreement and the rights, interests and obligations of each Party hereunder shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior consent of the other parties, and any purported assignment in contravention hereof shall be null and void ab initio; provided that each Party may assign its rights and obligations under this Agreement, in whole or in part, to an Affiliate of such Party. Each Party agrees that it will remain bound and liable under this Agreement after such assignment to its Affiliates. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective heirs, successors, legal representatives and permitted assigns of the parties. Except as set forth in Section 3.14, nothing in this Agreement, express or implied, shall be construed as giving any person, other than the parties and their heirs, successors, legal representatives and permitted assigns any right, remedy, obligation, liability or claim under or in respect of this Agreement or any provision hereof.

Section 3.10      No Presumption Against Drafting Party. Each of the Parties acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 3.11      Interpretation. When a reference is made in this Agreement to a Section or Article such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation”, unless otherwise specified. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day”. For the avoidance of doubt, references to “Merger Sub” shall, from and after the Effective Time, mean the Surviving Company, as the successor to Merger Sub and the surviving company (as defined in the Companies Act) in the Merger.

Section 3.12      Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. E-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

Section 3.13      Termination of the Consortium Agreement. Each of the Founder and Sponsor hereby agrees that the Consortium Agreement shall be terminated with immediate effect and with no further force and effect for all respective parties thereunder upon the execution of this Agreement.

Section 3.14      Investor Indemnification. The Parent shall, to the fullest extent permitted by applicable Laws, indemnify and hold harmless each of the Investors, its Affiliates and their and their Affiliates’ respective partners, shareholders (and other equity holders), members, directors, officers, managers, employees and agents (collectively, the “Indemnified Parties”) from and against any losses, damages, claims, demands, liabilities, costs and expenses of any nature whatsoever or howsoever (the “Losses”) in connection with claims by third parties relating to or arising from the Merger and the other transactions contemplated by the Transaction Documents (except for any Losses arising out of fraud, intentional misconduct or breaches of any Transaction Document of the applicable Indemnified Party and any Losses that, by the terms of the Transaction Documents, shall be borne by the applicable Indemnified Party) (“Third-Party Claim”). Each Indemnified Party shall give the Parent prompt written notice of such claims and related requests for complying with applicable judicial or regulatory process or orders (if any). The Parent and the Indemnified Parties shall reasonably cooperate with each other in connection with the defense of any Third-Party Claim. Each of the Indemnified Parties shall be a third-party beneficiary of the rights conferred to such Indemnified Party in this Section 3.14.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first written above.

MULTELEMENTS LIMITED

By:	/s/ Baoli Ma
Name:	Baoli Ma
Title:	Director

DIVERSEFUTURE LIMITED

By:	/s/ Baoli Ma
Name:	Baoli Ma
Title:	Director

[Lighthouse - Signature Page to Interim Investors Agreement]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first written above.

BAOLI MA

By:	/s/ Baoli Ma

[Lighthouse - Signature Page to Interim Investors Agreement]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first written above.

BLUECITY MEDIA LIMITED

By:	/s/ Baoli Ma
Name:	Baoli Ma
Title:	Authorized Signatory

[Lighthouse - Signature Page to Interim Investors Agreement]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first written above.

METACLASS MANAGEMENT ELP

By: Chizicheng Strategy Investment Limited, its general partner

By:	/s/ Chunhe Liu
Name:	Chunhe Liu
Title:	Director

[Lighthouse - Signature Page to Interim Investors Agreement]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first written above.

AVIATOR D, L.P.

by CDH China HF Holdings Company Limited, its general partner

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director

RAINBOW RAIN LIMITED

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director